Exhibit 12.0
MedCath Corporation
Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended September 30,
	2002	2003	2004	2005	2006
Earnings:
Income (loss) from continuing operations before minority interest, income taxes and discontinued operations	$35,784	$(51,625)	$10,890	$29,245	$26,961
Equity method investment earnings	3,007	3,541	3,113	3,356	4,919

	32,777	(55,166)	7,777	25,889	22,042

Add:
Fixed charges	$22,529	$24,901	$26,169	$32,197	$33,645
Amortization of capitalized interest	212	250	329	283	250
Distributed income of equity investees	143	236	2,666	2,688	2,848
Less:
Capitalized interest	1,241	1,241	386	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	8,356	3,815	456	1,540	1,521

Earnings as adjusted	$46,064	$(34,835)	$36,099	$59,517	$57,264

Fixed Charges:
Third party interest expense	$19,734	$21,950	$23,814	$30,230	$30,303
Capitalized interest	1,241	1,241	386	—	—
Amortization of loan acquisition costs	1,250	1,394	1,661	1,602	2,907
Estimate of the interest within rental expense	304	316	308	365	435

Total fixed charges	$22,529	$24,901	$26,169	$32,197	$33,645

Ratio of earnings to fixed charges/ (excess of fixed charges over earnings)	2.04x	$(59,736)	1.38x	1.85x	1.70x